Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

CLPS Incorporation

We consent to the inclusion in this Registration Statement of CLPS Incorporation on Form F-1 (No. 333-223956) of our report dated December 8, 2017, except for Notes 1, 2, 17 and 18 which are dated March 27, 2018, with respect to our audits of CLPS Incorporation and Subsidiaries as of June 30, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. We also consent to the reference to our Firm under the heading “Experts” in the prospectus.

/s/ Friedman LLP

New York, New York

May 18, 2018